June 9, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Andi Carpenter, John Cash

Re:	Gibraltar Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 25, 2021
File No. 000-22462

Dear Ms. Carpenter:

     We are submitting this letter in response to your letter dated May 26, 2021 addressed to me as Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (“Company”). For your convenience the Staff’s comments are set forth in bold italics followed by our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2020

Note 6. Acquisitions, page 52

l.	We note your company purchased all the outstanding stocks of TerraSmart LLC for the consideration of $228.2 million on December 31, 2020. Please provide us with an analysis that you are not required to file Rule 3-05 financial statements and pro forma financial information under Article 11 of Regulation S-X.

Response
The Company performed an evaluation under Article 11 of Regulation S-X, Rule 1-02(w), to determine if the acquisition of TerraSmart LLC (“TerraSmart”) was an acquisition of a significant business and would require pro forma financial disclosures. Significance is determined on the basis of the three significance tests: the investment test, the asset test and the income test. In May 2020, the U.S. Securities and Exchange Commission issued a final rule that amends the financial statement requirements for acquisitions of a business and related pro forma financial information.
The amended rule changed the investment test to use the aggregate worldwide market value of common equity of the registrant when available. The income test was also revised to add a revenue component that compares the most recent annual revenue of the acquired business to that of the registrant. The income test also still compares pretax income from continuing operations of the acquired business to that of the registrant. Significance is measured using the lower result of the two components.
The final rule is effective at the beginning of the registrant’s fiscal year that starts after December 31, 2020. However, voluntary compliance is permitted before the effective date as long as the final rule is applied in its entirety on that date.
The Company is voluntarily complying with the amended rule before its effective date.
Investment Test: Upon completing the investment test, management noted that the purchase consideration transferred to TerraSmart was $228.2 million. The Company’s aggregate worldwide market value of common equity was $2.165 billion. The investment test resulted in a significance indicator of 10.5%.
Asset Test: Upon completing the asset test, management noted the carrying value of the assets acquired from TerraSmart was $55.9 million as of December 31, 2019. The Company’s total assets as of December 31, 2019 were $984.5 million. The asset test resulted in a significance indicator of 5.7%.
Income Test: Upon completing the income test, management noted the pre-tax income from operations of TerraSmart and the Company was $10.2 million and $84.8 million, respectively, during the year ended December 31, 2019, and the revenue for the year ended December 31, 2019 was $73.2 million and $1.047 billion, respectively. The income test resulted in a significance indicator of 12.1% based on pre-tax continuing income from operations and 7.0% based on revenues from continuing operations.
Upon completing the tests above, management noted that all significance tests were below 20% and therefore concluded the acquisition of TerraSmart was not significant and pro forma information, pursuant to Article 11 of Regulation S-X, is not required.

Note 6. Acquisitions. page 52

2.
During 2020, your company purchased substantially all of the assets of Architectural Mailboxes LLC, Delta Separations, LLC, and Thermo Energy Systems, Inc in three separate transactions. We also note the aggregate purchase price was $81.2 million, resulting in $58.3 million in goodwill under purchase accounting. Please explain to us why these acquisitions are subject to accounting under ASC 805. Please provide us with analyses based on the criteria described in ASC 805-10-55-3A through 55-6 and 805-10-55-8 through 55-9.

Response
As noted above, the Company purchased substantially all of the assets, instead of the stock, of Architectural Mailboxes LLC, Delta Separations, LLC, and Thermo Energy Systems, Inc. in three separate transactions. Each of these represented separate established businesses that competed with certain of the Company’s businesses. These transactions were structured as asset purchases to, among other reasons, realize certain tax benefits associated with amortization of intangible assets and goodwill.

Acquisition	Year Founded	Purchase Price (in millions)	Gross Assets Acquired (in millions)	Goodwill (in millions)
Architectural Mailbox LLC	2000	$ 26.9	$ 32.2	$ 7.4
Delta Separations, LLC	2015	$ 47.1	$ 52.4	$ 32.2
Thermo Energy Systems, Inc.	1998	$ 7.3	$ 53.0	$ 18.7

As outlined in ASC 805-10-55-3A, the Company applied the criteria described in ASC 805-10-55-4 through 55-6 and 805-10-55-8 through 55-9 for the following acquisitions and determined that each of these acquisition transactions met the requirements outlined to be considered a business and were subject to accounting for business combinations under ASC 805.

In determining whether the acquisitions included inputs and processes with the ability to create outputs, as noted above, each of these acquisitions was of an established enterprise with revenues, customers, and processes. The Company’s acquisition of substantially all of each of their assets ensured they were all capable to continue to conduct their businesses as they had been conducted before the acquisitions.

Architectural Mailbox LLC (“Architectural Mailboxes”)

The Company evaluated whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets in accordance with criteria described in ASC 805-10-55-5A through 55-5C. The Company assessed and determined that substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or a group of similar identifiable, as the Company acquired accounts receivable, inventories, other current assets, equipment, trademarks, technology, customer relationships, non-compete agreements and goodwill. The fair value of customer relationships is the largest asset in the set of assets acquired and was not substantially all of the fair value of the gross assets acquired.

Further, to determine whether inputs and a substantive process exist to conclude that the set of activities and assets acquired met the definition of a business, the Company assessed the set of activities and assets acquired in accordance with the criteria in ASC 805-10-55-4 through 55-5, and paragraphs ASC 805-10-55-5D through 55-6 and ASC 805-10-55-8 through 55-9. The Company evaluated whether the set of activities and assets acquired included an input and a substantive process that together significantly contribute to the ability to create outputs. The set of activities and assets acquired of Architectural Mailboxes is generating outputs, that is, there is a continuation of revenue before and after the transaction through the designing, development and distribution of decorative residential mailboxes and related products, and the set of activities and assets includes a workforce that has the necessary skill, knowledge or experience to perform a process that is critical to the ability to design, develop and distribute decorative residential mailboxes and related products to be sold to customers. Further, in accordance 805-10-55-9, due to the presence of more than an insignificant amount of goodwill, the Company assessed and determined that this indicated that a process included in the set of activities and assets is substantive. Accordingly, the Company determined the acquired set of activities and assets includes inputs and a substantive process and is a business.

Delta Separations, LLC (“Delta Separations”)

The Company evaluated whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets in accordance with criteria described in ASC 805-10-55-5A through 55-5C. The Company assessed and determined that substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or a group of similar identifiable, as the Company acquired accounts receivable, inventories, other current assets, equipment, trademarks, technology, customer relationships, non-compete agreements, backlog and goodwill. The fair value of goodwill is the largest asset in the set of assets acquired and was not substantially all of the fair value of the gross assets acquired.

Further, to determine whether inputs and a substantive process exist to conclude that the set of activities and assets acquired met the definition of a business, the Company assessed the set of activities and assets acquired in accordance with the criteria in ASC 805-10-55-4 through 55-5, and paragraphs ASC 805-10-55-5D through 55-6 and ASC 805-10-55-8 through 55-9. The Company evaluated whether the set of activities and assets acquired included an input and a substantive process that together significantly contribute to the ability to create outputs. The set of activities and assets acquired of Delta Separations is generating outputs, that is, there is a continuation of revenue before and after the transaction through the designing, engineering, and manufacturing ethanol-based extraction systems, and the set of activities and assets includes a workforce that has the necessary skill, knowledge or experience to perform a process that is critical to the ability to design, engineer, and manufacture ethanol-based extraction systems to be sold to customers. Further, in accordance 805-10-55-9, due to the presence of more than an insignificant amount of goodwill, the Company assessed and determined that this indicated that a process included in the set of activities and assets is substantive. Accordingly, the Company determined the acquired set of activities and assets includes inputs and a substantive process and is a business.

Thermo Energy Systems, Inc. (“Thermo”)

The Company evaluated whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets in accordance with criteria described in ASC 805-10-55-5A through 55-5C. The Company assessed and determined that substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or a group of similar identifiable, as the Company acquired accounts receivable, costs in excess of billings, inventories, other current assets, equipment, trademarks, technology, customer relationships, non-compete agreement, backlog and goodwill. The fair value of goodwill is the largest asset in the set of assets acquired and was not substantially all of the fair value of the gross assets acquired.

Further, to determine whether inputs and a substantive process exist to conclude that the set of activities and assets acquired met the definition of a business, the Company assessed the set of activities and assets acquired in accordance with the criteria in ASC 805-10-55-4 through 55-5, and paragraphs ASC 805-10-55-5D through 55-6 and ASC 805-10-55-8 through 55-9. The Company evaluated whether the set of activities and assets acquired included an input and a substantive process that together significantly contribute to the ability to create outputs. The set of activities and assets acquired of Thermo is generating outputs, that is, there is a continuation of revenue before and after the transaction through the designing, engineering, manufacturing, and installation of commercial greenhouse solutions, and the set of activities and assets includes a workforce that has the necessary skill, knowledge or experience to perform a process that is critical to the ability to design, engineer, and manufacture commercial greenhouse solutions to be sold to customers. Further, in accordance 805-10-55-9, due to the presence of more than an insignificant amount of goodwill, the Company assessed and determined that this indicated that a process included in the set of activities and assets is substantive. Accordingly, the Company determined the acquired set of activities and assets includes inputs and a substantive process and is a business.

Note 6. Acquisitions. page 52

3.	As for your company's acquisition of substantially all of the assets of Thermo Energy Systems, Inc., please explain why the acquisition resulted in $18.7 million of goodwill when the purchase price was $7.3 million.

Response
The Company acquired substantially all of the assets of Thermo Energy Systems, Inc. (“Thermo”) on January 15, 2020 for purchase consideration of $7.3 million and recorded the transaction as a business combination. At the time of the purchase, the acquired liabilities of Thermo Energy Systems exceeded those of the assets acquired, excluding goodwill and acquired intangibles, as shown in the table below. Therefore, the Company recorded goodwill of $18.7 million, which was greater than the purchase price of $7.3 million. The purchase price reflected the fact that Thermo was undercapitalized at the time of acquisition and the Company subsequently invested $42.4 million in working capital for Thermo as noted in the Liquidity and Capital Resources section of Form 10-K, page 29.

The preliminary allocation of the purchase consideration to the estimated fair value of the assets acquired and liabilities assumed is as follows (in millions):

Cash	$ 145
Accounts receivable	17,828
Inventory & other current assets	3,212
Property, plant and equipment & other long-term assets	2,569
Acquired intangible assets	10,596
Goodwill	18,689
Total assets	53,039

Accounts payable	(36,135)
Other current liabilities & long-term liabilities	(9,571)
Total liabilities	(45,706)

Fair value of purchase consideration	$ 7,333

We trust that the foregoing fully responds to the Staff’s comments. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (716) 826-6500 x3277.

Respectfully submitted,

/s/ Timothy F. Murphy
Timothy F. Murphy
Senior Vice President and Chief Financial Officer